February 24, 2006

Mail Stop 4561

Frank S. Yuan
Chairman and Chief Executive Officer
ASAP Show, Inc.
4349 Baldwin Ave., Unit A
El Monte, CA 91731

      Re:	ASAP Show, Inc.
	Registration Statement on Form 10
      Amendment No. 3 filed February 14, 2006
	Form 10QSB Amendment No. 1 filed February 14, 2006
      File No. 0-51554

Dear Mr. Yuan:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-QSB for the period ended November 30, 2005, Amendment No.
1
1. Please file an updated Exchange Act Rule 13a-14 certification for your Form 10-QSB amendment filed 2/14/06.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Jamie
Webster at (202) 551-3446, or Kristina Beshears, at (202) 551-
3429.
Direct any other questions to Charito A. Mittelman at (202) 551-
3402,
or the undersigned at (202) 551-3852.

Sincerely,



Michael McTiernan
Special Counsel

cc: 	Jim Vanderberg, Esq.  (via facsimile)
	Otto Law Group



Frank S. Yuan
ASAP Show, Inc.
February 24, 2006
Page 2